SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

THOMPSON CREEK METALS COMPANY INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

6.50% TANGIBLE EQUITY UNITS

(Title of Class of Securities)

884768 300

(CUSIP Number of Class of Securities)

CA8847683007

(ISIN of Class of Securities)

Wendy Cassity, Esq.
Vice President, General Counsel and Secretary
26 West Dry Creek Circle, Suite 810
Littleton, Colorado 80120
(303) 761-8801

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Andrew L. Fabens
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 21, 2014 (the “Schedule TO”) by Thompson Creek Metals Company Inc., a corporation organized as a corporation under the laws of Ontario, Canada and continued under the laws of British Columbia, Canada (the “Company”), in relation to its offer to exchange (the “Exchange Offer”) a number of shares of its common stock equal to (i) 5.3879 shares plus (ii) a number of shares of its common stock equal to $1 divided by the “Weighted Average Price” of the Company’s common stock, for each validly tendered and accepted unit of the Company’s outstanding 6.50% Tangible Equity Units (the “Exchange Consideration”), on the terms and subject to the conditions described in the Offer to Exchange, dated May 21, 2014 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer.  The “Weighted Average Price” of the Company’s common stock will be calculated pursuant to the procedure set forth in the Offer to Exchange.  The Offer to Exchange and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery were previously filed as Exhibit (a)(1) to the Schedule TO and an amended Offer to Exchange and the accompanying amended Letter of Transmittal and Notice of Guaranteed Delivery are being refiled as Exhibit (a)(1) to this Amendment No. 1.  The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

The Schedule TO was filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, and this Amendment No. 1 to Schedule TO is being filed to amend the Offer to Exchange to clarify that holders whose units of TMEDS are validly tendered and accepted pursuant to the Exchange Offer will receive the accrued portion of the full quarterly cash installment payment that has accrued from May 15, 2014 to the settlement date of the Exchange Offer and that is payable in respect of the amortizing note component of each TMEDS unit.  This cash installment payment is in addition to the Exchange Consideration and consists of both a payment of accrued interest and a partial repayment of principal in respect of the amortizing notes component of each TMEDS unit.  Previously, the Offer to Exchange stated that holders would receive only accrued and unpaid interest on each amortizing note component.

The information set forth in the revised Offer to Exchange filed herewith, including the accompanying Letter of Transmittal attached as Annex A thereto, and Notice of Guaranteed Delivery attached as Annex B thereto, is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

Item 4 of Schedule TO is hereby amended and supplemented as follows:

The Offer to Exchange is amended to clarify that holders whose units of TMEDS are validly tendered and accepted for exchange pursuant to the Exchange Offer will receive the accrued portion of the full quarterly cash installment payment that has accrued from May 15, 2014 to the settlement date of the Exchange Offer and that is payable in respect of the amortizing note component of each TMEDS unit.  This cash installment payment is in addition to the Exchange Consideration and consists of both payment of accrued interest and a partial repayment of principal in respect of the amortizing notes component of each TMEDS unit.  Previously, the Offer to Exchange stated that holders would receive only accrued interest on each amortizing note component.

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended by replacing the Offer to Exchange initially filed with the Securities and Exchange Commission on May 21, 2014 with the following:

(a)(1)  Revised Offer to Exchange, dated May 21, 2014, and related Letter of Transmittal and Notice of Guaranteed Delivery.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2014

THOMPSON CREEK METALS COMPANY INC.

By:	/s/ Pamela L. Saxton
Name: Pamela L. Saxton
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)	Revised Offer to Exchange, dated May 21, 2014, and related Letter of Transmittal and Notice of Guaranteed Delivery.

*(a)(2)	News Release, dated May 21, 2014.

(b)	Not applicable.

(d)(1)

Purchase Contract Agreement, dated May 11, 2012, among the Company, Wells Fargo Bank, National Association, and Valiant Trust Company (incorporated by reference to Exhibit 4.5 to Form 8-K filed on May 11, 2012).

(d)(2)	Indenture, dated May 11, 2012, between the Company and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to Form 8-K filed on May 11, 2012).

(d)(3)

Third Supplemental Indenture, dated May 11, 2012, among the Company, Wells Fargo Bank, National Association, and Valiant Trust Company (incorporated by reference to Exhibit 4.4 to Form 8-K filed on May 11, 2012).

(g)	Not applicable.

(h)	Not applicable.

*                                         Previously filed as an exhibit to Schedule TO initially filed on May 21, 2014.